Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 25, 2016, relating to the consolidated financial statements of PRA Health Sciences, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the acquisition of PRA Holdings, Inc. and the Company’s adoption of new accounting standards related to the presentation of accounting for debt issuance costs and deferred income taxes), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PRA Health Sciences, Inc. for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina

March 2, 2016